Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Three months ended March 31,	Twelve Months Ended
		December 31,
	2014	2013	2012	2011	2010	2009
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$36,871	$253,001	$204,138	$123,351	$151,347	$158,080
Adjust for distributed income of equity investees	(652)	4,659	8,509	(9,018)	(6,526)	2,464
Fixed charges, as below	22,330	89,819	87,162	86,249	85,579	78,543
Total earnings, as defined	$58,549	$347,479	$299,809	$200,582	$230,400	$239,087

Fixed charges, as defined:
Interest charges (1)	$21,939	$88,309	$85,359	$84,626	$84,651	$77,580
Rental interest factor	391	1,510	1,803	1,623	928	963
Total fixed charges, as defined	$22,330	$89,819	$87,162	$86,249	$85,579	$78,543
Ratio of earnings to fixed charges	2.62x	3.87x	3.44x	2.33x	2.69x	3.04x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$36,871	$253,001	$204,138	$123,351	$151,347	$158,080
Adjust for distributed income of equity investees	(652)	4,659	8,509	(9,018)	(6,526)	2,464
Supplemental fixed charges, as below	22,426	90,324	87,793	87,035	86,643	80,028
Total earnings, as defined	$58,645	$347,984	$300,440	$201,368	$231,464	$240,572

Supplemental fixed charges:
Interest charges (1)	$21,939	$88,309	$85,359	$84,626	$84,651	$77,580
Rental interest factor	391	1,510	1,803	1,623	928	963
Supplemental increment to fixed charges (2)	96	505	631	786	1,064	1,485
Total supplemental fixed charges	$22,426	$90,324	$87,793	$87,035	$86,643	$80,028
Supplemental ratio of earnings to fixed charges	2.62x	3.85x	3.42x	2.31x	2.67x	3.01x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.